China Northern Medical Device, Inc.

180 Hongqi Da Jie, Suite 400

Nangang District, Haerbing City

Heilongjiang Province, China 150090

October 9, 2009

Via EDGAR

Mr. Kevin L. Vaughn

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

China Northern Medical Device, Inc.

SEC Comment Letter on 10-K for the Year Ended December 31, 2008 and related filings

Dear Mr. Vaughn:

We are in receipt of your comment letter dated September 28, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for the Year Ended December 31, 2008

Report of Independent Registered Accounting Firm, page F-3

1.

We note from pages F-5 through pages F-7 that you present your cumulative inception-to-date financial statement data from March 26, 2007 thru December 31, 2008 as required by section 915 of the FASB Accounting Standards Codification. Please have your auditor expand its opinion in future filings to include an opinion on the cumulative inception to date financial statements.

ANSWER:

We have discussed this comment with our auditor. Our audit indicates that it will expand its opinion in future filings to include an opinion on the cumulative inception to date financial statements. The first paragraph of the audit report will look like:

“We have audited the accompanying balance sheet of China Northern Medical Device, Inc. (a development stage company) as of December 31, 2008 and 2007, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2008, and the period March 26, 2007 (inception) though December 31, 2008. China Northern Medical Device, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.”

Exhibit 31

2.

We note here and within your March 31, 2009 and June 30, 2009 Forms 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note that you refer to “small business issuer” rather than “registrant.” Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

ANSWER:

We have went through Rule 13a-14(a) of the Exchange Act and Item 601(b)(31) of Regulation S-K. We understand the rules and will make sure our future filings to include certifications that conform to the exact wording as required, especially to use “registrant” rather than “small business issuer”.

The Company acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Jinzhao Wu

Jinzhao Wu

President and CEO

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